Exhibit 99.1

February 28, 2014

Mr. Derek Neilson

Endeavour International Corporation

40 Queens Road

Aberdeen AB15 4YE

United Kingdom

Dear Mr. Neilson:

In accordance with your request, we have audited the estimates prepared by Endeavour International Corporation (Endeavour), as of December 31, 2013, of the proved reserves and future revenue to the Endeavour interest in certain oil and gas properties located in the United Kingdom and the United States.  It is our understanding that the proved reserves estimated herein constitute all of the proved reserves owned by Endeavour.  We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a).  The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas.  We completed our audit on or about the date of this letter.  This report has been prepared for Endeavour's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Endeavour's estimates of the net reserves and future net revenue, as of December 31, 2013, for the audited properties:

	Net Reserves			Future Net Revenue ($)
	Oil	NGL	Gas		Present Worth
Country/Category	(Barrels)	(Barrels)	(MCF)	Total	at 10%

UNITED KINGDOM
Proved Developed Producing	4,182,027	19,841	1,477,646	91,437,984	155,640,076
Proved Developed Non-Producing	1,451,376	5,789	16,905,985	258,750,276	239,540,241
Proved Undeveloped	6,681,450	0	37,013,910	505,947,431	362,473,754

Total Proved	12,314,853	25,629	55,397,540	856,135,690	757,654,070

UNITED STATES
Proved Developed Producing	2,045	0	9,317,774	18,042,754	12,226,205
Proved Developed Non-Producing	168	0	474,184	713,234	594,463
Proved Undeveloped	0	0	1,983,091	3,289,190	2,675,926

Total Proved	2,213	0	11,775,049	22,045,179	15,496,593

ALL PROPERTIES
Proved Developed Producing	4,184,072	19,841	10,795,420	109,480,738	167,866,280
Proved Developed Non-Producing	1,451,544	5,789	17,380,168	259,463,510	240,134,703
Proved Undeveloped	6,681,450	0	38,997,000	509,236,621	365,149,680

Total Proved	12,317,066	25,629	67,172,589	878,180,870	773,150,663

Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate.  Oil and natural gas liquids (NGL) volumes are expressed in barrels that are equivalent to 42 United States gallons.  Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.  Monetary values shown in this report are expressed in United States dollars ($) using the 12-month unweighted arithmetic average of the first-day-of-the-month U.S. Federal Reserve exchange rate for each month in the period January through December 2013 of $1.56 to 1.00 British pound sterling.

When compared on a field-by-field basis, some of the estimates of Endeavour are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI).  However, in our opinion the estimates of Endeavour's proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).  Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards.  We are satisfied with the methods and procedures used by Endeavour in preparing the December 31, 2013, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Endeavour.

The estimates shown herein are for proved reserves.  Endeavour's estimates do not include probable or possible reserves that exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.  Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves and future revenue included herein have not been adjusted for risk.

Oil and NGL prices used by Endeavour are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2013.  The average Dated Brent price of $107.88 per barrel is used for the United Kingdom properties, and the average West Texas Intermediate spot price of $96.91 per barrel is used for the United States properties.  These average prices are adjusted for quality, transportation fees, and regional price differentials.  Oil and NGL prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $104.448 per barrel of oil and $42.350 per barrel of NGL.

Gas prices used by Endeavour either are the fixed contract price or are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2013.  The average National Balancing Point spot price of 68.14 pence per therm (equivalent to $10.63 per MMBTU) is used for all United Kingdom properties except for Bacchus and Enoch Fields, and the average Henry

Hub spot price of $3.67 per MMBTU is used for the United States properties.  These average prices are adjusted for energy content, transportation fees, and regional price differentials.  The fixed contract gas prices for Bacchus and Enoch Fields are held constant until contract expiration.  At contract expiration, the prices are adjusted to the spot price and held constant thereafter.  All other gas prices are held constant throughout the lives of the properties.  The average adjusted gas price weighted by production over the remaining lives of the properties is $9.072 per MCF.

Operating costs used by Endeavour are based on historical operating expense records.  These costs include the overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  Headquarters general and administrative overhead expenses of Endeavour are included to the extent that they are covered under joint operating agreements for the operated properties.  Operating costs have been divided into field-level costs, per-well costs, and per-unit-of-production costs.  The field-level costs are allocated by well based on the proportionate share of total proved reserves.  Estimates of proved developed producing reserves and revenue are consequently dependent upon completion of the drilling and workover programs scheduled by Endeavour.  Operating costs for Columbus Field are based on the assumption that the field will be produced via a direct tie-in to Lomond Platform and that Endeavour will enter into operating cost sharing agreements for the use of Lomond Platform.  Capital costs used by Endeavour are based on business development plans and budgets presented in technical committee meetings.  Capital costs are included as required for workovers, new development wells, and production equipment.  Abandonment costs used are Endeavour's estimates of the costs to abandon the wells, platforms, and production facilities, net of any salvage value.  Operating costs and capital costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities.  Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves.  Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.  In addition to the primary economic assumptions discussed herein, estimates of Endeavour and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance.  If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties.  Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Endeavour with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.  Our audit did not include a review of Endeavour's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Endeavour, are on file in our office.  The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.   We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III

By:

C.H. (Scott) Rees III, P.E.

Chairman and Chief Executive Officer

/s/ Derek F. Newton/s/ David E. Nice

By:By:

Derek F. Newton, P.E. 97689David E. Nice, P.G. 346

Vice PresidentVice President

Date Signed:  February 28, 2014Date Signed:  February 28, 2014

DFN:JLM